EXHIBIT 2

Q1 2010 Investor Presentation DECEMBER 2012

Q1 2010 Investor Presentation < 1 > Disclosures Figures provided herein are rounded as applicable . Information contained herein is believed to be accurate and/or derived from sources which Marcato believes to be reliable ; however Marcato disclaims any and all liability as to the completeness or accuracy of the information contained herein and for any omissions of material facts . Marcato may, at any time, reevaluate its holdings in any such positions .

Q1 2010 Investor Presentation < 2 > I. Introduction II. A Review of DineEquity III. Capital Allocation Proposal IV. Thoughts on Execution V. Summary Table of Contents

Q1 2010 Investor Presentation < 3 > I. Introduction

Q1 2010 Investor Presentation Introduction < 4 > We appreciate the opportunity to share our thoughts on DineEquity (“DIN” or “the Company”) Marcato has been an investor in DIN for over 2 years (since Marcato’s inception, October, 2010) Today Marcato owns 5.5% of DIN’s outstanding common shares, making Marcato the Company’s fourth largest shareholder

Q1 2010 Investor Presentation Value - oriented strategy includes taking large ownership stakes in businesses we believe in Long - term investment horizon typified by multi - year holding periods Concentrated portfolio approach with few investments at any given time allows us to conduct heavy diligence and focus our full energy on each investment Significant experience investing in and actively engaging with restaurant franchising companies to create shareholder value Overview of Marcato < 5 > Marcato and its investment professionals have significant experience working with management teams to unlock and increase value for shareholders

Q1 2010 Investor Presentation Executive Summary Attractive Business High quality franchised business model results in stable, predictable royalty stream High margins + low capital requirements = significant free cash flow generation Undervalued by the Market Equity trading at significant discount to pure - play franchised peers Conservative Capital Structure Now under 5x leverage target No near - term maturities and opportunity to refinance bonds at lower interest rate in 2014 How Can the Company Create the Maximum Value from this Opportunity? Pay out all free cash flow as dividends Stable, predictable annual dividend would attract new investors and be highly prized in persistent low interest rate environment We believe this will lead to significant long - term value creation < 6 >

Q1 2010 Investor Presentation < 7 > II. A Review of DineEquity

Q1 2010 Investor Presentation DineEquity, Inc. DineEquity is the largest full - service restaurant company in the world Operates or franchises 1,565 IHOP restaurants and 2,016 Applebee’s restaurants System will be 99% franchised by year - end 2012 Capitalization: Equity market value: $1.2 billion Enterprise Value: $2.6 billion Operating Statistics: 2013E Revenue: $665 million 2013E EBITDA: $287 million 2013E CapEx: $15 million 2013E Free Cash Flow: $116 million < 8 > Ticker: “DIN” Recent Stock Price: $63.00 Valuation Multiples: EV / EBITDA: 8.9x EV / EBITDA – CapEx : 9.4x FCF Yield: 9.7% Source: Company documents, Marcato estimates

Q1 2010 Investor Presentation Dominant Market Position DineEquity operates and franchises restaurants under two brands: < 9 > America’s largest Family Dining restaurant chain America’s largest Casual Dining restaurant chain Source: Technomic , Marcato estimates Top U.S. Family Dining Concepts, by System Sales Estimated % of Top 100 1. IHOP 11% 2. Denny's 9% 3. Cracker Barrel 8% 4. Bob Evans 6% 5. Waffle House 5% Top U.S. Casual Dining Concepts, by System Sales Estimated % of Top 100 1. Applebee's 11% 2. Chili's 9% 3. Olive Garden 8% 4. Red Lobster 6% 5. Outback Steakhouse 5%

Q1 2010 Investor Presentation Case Study of Old IHOP: Refranchising Creates Value < 10 > In January 2003, IHOP announced its strategy to transition to a franchise - only business model Franchise Mix = Margin = ROIC = Multiple 2002 2003 2004 2005 2006 Company-Operated Stores 76 44 10 7 10 Franchised Stores 1,027 1,121 1,176 1,235 1,292 % Franchised 93.1% 96.2% 99.2% 99.4% 99.2% Revenue $365.9 $404.8 $359.0 $348.0 $349.6 EBITDA 81.8 88.7 87.0 100.0 100.8 % EBITDA Margin 22.4% 21.9% 24.2% 28.7% 28.8% CapEx (141.7) (80.5) (16.6) (7.4) (9.4) CapEx % of Sales 38.7% 19.9% 4.6% 2.1% 2.7% Return on Invested Capital 13.9% 10.6% 14.0% 17.1% 18.1% EPS $1.92 $1.70 $1.96 $2.24 $2.43 Avg Stock Price $28.13 $30.25 $37.11 $44.44 $48.92 Avg P/E Multiple 14.6x 17.8x 18.9x 19.8x 20.1x (40) (20) 0 20 40 60 80 100 120 2002 2003 2004 2005 2006 Indexed Stock Price Performance Source: Company documents, Capital IQ

Q1 2010 Investor Presentation Case Study of Old IHOP: Refranchising Drives Multiple Expansion < 11 > IHOP’s trading multiples expanded more than those of its peers as it completed its refranchising initiative EV / EBITDA Multiples Note: Peer group includes EAT, DRI, BOBE, and CBRL 4x 5x 6x 7x 8x 9x 10x 11x 12x 13x 2002 2003 2004 2005 2006 IHOP Casual and Family Dining Source: Capital IQ

Q1 2010 Investor Presentation In 2007, IHOP acquired Applebee’s (roughly 74% franchised at the time) with the stated goal of replicating its strategy and transitioning Applebee’s to a franchise - only business model The Company recently completed this refranchising initiative, and based on announced sales, the Applebee’s system will be 99% franchised by the end of this year DineEquity: Applebee’s = IHOP (The Sequel) < 12 > 2007 2008 2009 2010 2011 2012E Franchised Applebee's 1,465 1,598 1,609 1,701 1,842 2,016 Company-Operated Applebee's 511 406 399 309 177 23 % Franchised 74% 80% 80% 85% 91% 99% Refranchisings 0 103 7 83 132 154 Source: Company documents

Q1 2010 Investor Presentation High Quality Franchised Business Model DineEquity = a high margin royalty stream that grows without capital < 13 > Restaurant Operator Restaurant Franchisor Contribution Margins Mid - teens 90%+ Earnings Sensitivity to Changes in SSS High Minimal Effect of Cost Inflation Pressures Margins ↑ Franchise Fees Maintenance CapEx High None Unit Growth Capital Intensive Requires No Capital

Q1 2010 Investor Presentation Company Franchisee Stores Stores LTM LTM Average Unit Volumes $2,200 $2,400 2012E % SSS Guidance 0.5% - 2.5% 0.5% - 2.5% Food and Beverage (572) % of Sales 26.0% Labor (708) % of Sales 32.2% Direct and Occupancy (561) % of Sales 25.5% Total Restaurant expenses (1,841) % of Sales 83.7% 4-Wall Restaurant Operating Profit (1) $359 > $392 % Margin 16.3% > 16.3% Franchisees are Healthy < 14 > Company - operated Applebee’s restaurants are solidly profitable, and franchisee - operated stores have higher unit volumes, higher 4 - wall operating margins, and have had consistently better SSS performance Note: Dollars in thousands (1) Analysis shows franchisee profits excluding franchise fees (4% of sales), advertising contributions (3.75% of sales), and overhead Source: Company documents, Marcato estimates

Q1 2010 Investor Presentation Growth Opportunities Do Not Require Capital Investment < 15 > Improved brand management and execution SSS recovery as economy improves and unemployment declines Applebee’s and IHOP AUVs 10% and 7% below peak, respectively Unit count increases in newly refranchised territories International expansion Royalties from food product sales in national retail outlets Source: Company documents

Q1 2010 Investor Presentation DineEquity is currently trading at a significant discount to other similar, fully - franchised businesses DineEquity Choice Hotels Domino's Pizza Dunkin' Brands Burger King Tim Hortons % Franchised 99.0% 100.0% 96.1% 99.8% 95.3% 99.4% Stock Price $63.00 $32.53 $41.77 $31.44 $17.09 $46.75 Market Cap $1,206.6 $1,888.5 $2,371.2 $3,318.8 $5,983.4 $7,208.6 Total Enterprise Value $2,558.8 $2,592.4 $3,903.6 $5,010.3 $8,559.1 $7,541.5 Average TEV / 2013E EBITDA 8.9x 12.1x 12.0x 13.5x 12.9x 9.4x 12.0x TEV / 2013E EBITDA - CapEx 9.4x 13.0x 13.1x 14.2x 14.6x 13.3x 13.6x 2013E FCF Yield % 9.7% 5.6% 6.0% 5.8% 4.9% 4.9% 5.4% Price / 2013E FCF per Share 10.4x 18.0x 16.8x 17.3x 20.3x 20.4x 18.5x Undervalued by the Market < 16 > Source: Capital IQ, Marcato estimates 1) Why? 2) What can be done to narrow this gap?

Q1 2010 Investor Presentation < 17 > III. Capital Allocation Proposal

Q1 2010 Investor Presentation Capital Allocation Alternatives 1) Pay down debt We strongly believe further debt reduction is unnecessary given current coverage ratios and lack of operating leverage in the business 2) Reinvest in the existing business Minimal opportunities exist given pure - play franchisor business model 3) Make acquisitions We would not be supportive of another acquisition at this time 4) Return cash to shareholders We believe paying out 100% of Free Cash Flow as dividends will create maximum value for shareholders < 18 > DIN has only four options for deploying its Free Cash Flow:

Q1 2010 Investor Presentation The Company has used its significant free cash flow and proceeds from refranchisings to reduce its debt $2,273 $2,160 $1,995 $1,816 $1,565 $1,225 $0 $500 $1,000 $1,500 $2,000 $2,500 2007 2008 2009 2010 2011 2012E Net Debt + Preferred DIN Has De - Levered Significantly Since The Applebee’s Acquisition < 19 > Source: Company documents Note: Excludes long - term capital lease

Q1 2010 Investor Presentation 2013E EBITDA $287 Cash Interest (111) Cash Taxes (46) CapEx (15) LT Receivables Run-off 13 Working Capital / Other (12) Excess Cash Flow Cushion $116 Coverage Ratios Net Debt / EBITDA 4.7x EBITDA / Interest 2.6x (EBITDA - CapEx) / Interest 2.5x Coverage Ratios At Current Leverage Levels Are Excellent < 20 > With such ample coverage ratios and minimal operating leverage, we believe the Company’s current capital structure is highly sustainable. DineEquity’s leverage creates value for equity holders, and we strongly believe that further debt reduction is unnecessary. Source: Marcato estimates

Q1 2010 Investor Presentation 9.5% Sr Unsec Notes due 2018 - Current Amount Outstanding $761 Current Trading Price 113.55 Current Yield-to-Worst 4.3% Pro Forma Assuming Today Bonds Refi'd @ 7% Increase / (Decrease) Annual Interest on Bonds $72 $53 ($19) Total Company Interest Payments 111 92 (19) Annual EBITDA $287 $287 $0 Annual Excess Free Cash Flow Cushion 116 129 12 EBITDA / Interest 2.6x 3.1x 0.5x DIN’s 9.5% bonds are currently trading above 113, at a 4.3% yield The Company has an opportunity to call these bonds in 2014, and should be able to realize significant interest savings, further improving coverage ratios and available annual free cash flow Bond Refinancing Will Improve Coverage Ratios Further < 21 > Source: Trace, Marcato estimates Assumes NO growth from new units or improved SSS

Q1 2010 Investor Presentation Given the long duration of its debt, DIN has no liquidity concerns Capital Structure is an Asset for Equity Holders < 22 > Source: Company documents $0 $0 $0 $0 $0 $504 $761 $0 $250 $500 $750 $1,000 2012 2013 2014 2015 2016 2017 2018 Debt Maturities

Q1 2010 Investor Presentation Even after spending significantly to remodel then - owned Applebee’s restaurants, DIN was only spending ~$20m / year in CapEx since the 2007 acquisition Existing Business Requires Minimal Capital < 23 > Source: Company documents '07 - '11 2007 2008 2009 2010 2011 LTM Average Capital Expenditures $12 $32 $15 $19 $26 $19 $21

Q1 2010 Investor Presentation Management Agrees There is No Need For Capital < 24 > “We'll always have a couple million dollars invested in IT, but I've always said in steady state, I don't know how to spend $10 million, because you're 99% franchised. There just won't be a capital need long - term of any substance.” – Julia Stewart, DineEquity Chairman and CEO, Goldman Sachs Restaurant Conference, June 2010 Source: Bloomberg

Q1 2010 Investor Presentation On 7/16/2007, the day the Company announced the Applebee’s acquisition, the stock closed at $61.24. The cumulative return of the stock in the nearly 5.5 years since has been 2.2% As such, we would not be supportive of another acquisition at this time Acquisitions Have Failed to Create Value for the Company’s Shareholders < 25 > Source: Capital IQ $0 $10 $20 $30 $40 $50 $60 $70 $80 Jul-16-2007 Jul-16-2008 Jul-16-2009 Jul-16-2010 Jul-16-2011 Jul-16-2012 Cumulative return since 7/16/07: 2.2%

Q1 2010 Investor Presentation Market Net Debt / CapEx % '13E EPS Payout Dividend Stock Price Cap TEV EBITDAof EBITDA Growth Ratio Yield Yum! Brands, Inc. $66.30 $29,955 $32,176 0.8x 28.1% 12.3% 41.1% 2.0% Tim Hortons Inc. 46.75 7,209 7,542 0.5x 22.5% 11.9% 31.3% 1.8% Darden Restaurants, Inc. 46.66 6,001 8,103 1.9x 50.3% 3.6% 56.0% 4.3% Burger King Worldwide, Inc. 17.09 5,983 8,559 4.0x 12.0% 20.8% 27.1% 0.9% Dunkin' Brands Group, Inc. 31.44 3,319 5,010 5.1x 5.4% 18.1% 47.2% 1.9% Brinker International, Inc. 30.58 2,237 2,871 1.7x 29.8% 21.4% 39.2% 2.6% The Cheesecake Factory Incorporated 33.09 1,738 1,738 0.0x 32.3% 13.2% 25.3% 1.5% The Wendy's Company 4.71 1,842 2,846 3.1x 42.4% 30.8% 123.1% 3.4% Cracker Barrel Old Country Store, Inc. 61.34 1,453 1,888 1.7x 29.5% 13.4% 45.5% 3.3% Texas Roadhouse, Inc. 16.11 1,138 1,115 -0.1x 50.3% 9.8% 35.3% 2.2% Bob Evans Farms, Inc. 40.16 1,128 1,321 1.0x 39.8% 18.8% 45.7% 2.7% CEC Entertainment Inc. 31.71 550 927 2.3x 53.3% 6.3% 35.4% 3.0% Einstein Noah Restaurant Group, Inc. 15.77 268 323 1.1x 36.4% 12.6% 52.6% 3.2% Average 1.8x 33.2% 14.8% 46.5% 2.5% Median 1.7x 32.3% 13.2% 41.1% 2.6% Restaurant Companies That Pay Dividends Trade at 2 – 3% Dividend Yields < 26 > Restaurant companies that pay dividends currently trade at 2 – 3% dividend yields. All of these companies have either significantly higher capital requirements or growth opportunities than DIN, and the average payout ratio among them is still >45%. Source: Capital IQ, Marcato estimates

Numerous Companies With High Payout Ratios Trade at Tight Yields

These companies generate stable cash flows and participate in mature industries (utilities, movie theaters, furniture, document storage).

We believe the stability and predictability of the large annual dividends offered by these companies with very high payout ratios are highly prized by investors.

	Stock Price	Market Cap	TEV	Net Debt / EBITDA	P / E 2012E	P / E 2013E	'13E EPS Growth	Payout Ratio	Dividend Yield
Verizon Communications Inc.	$44.41	$126,746	$224,206	2.5x	18.1x	15.5x	16.7%	84.1%	4.6%
Duke Energy Corporation	64.32	45,297	83,073	5.5x	15.0x	14.6x	3.0%	71.5%	4.8%
Southern Company	43.73	38,225	59,800	3.5x	16.7x	15.7x	6.5%	74.8%	4.5%
Williams Companies, Inc.	31.22	19,585	31,567	4.8x	27.1x	25.4x	7.0%	113.0%	4.2%
Spectra Energy Corp.	27.32	17,840	31,264	4.9x	18.2x	16.1x	13.3%	81.3%	4.5%
Paychex, Inc.	33.19	12,063	11,672	-0.4x	20.7x	19.3x	7.5%	82.5%	4.0%
Iron Mountain Inc.	31.34	5,941	9,357	3.7x	25.1x	25.3x	-0.8%	86.4%	3.4%
Pepco Holdings, Inc.	19.51	4,477	9,790	4.8x	16.3x	15.4x	5.8%	90.0%	5.5%
Integrys Energy Group, Inc.	53.37	4,158	6,696	3.9x	16.4x	15.5x	5.8%	83.4%	5.1%
Leggett & Platt, Incorporated	26.86	3,795	4,604	1.7x	18.0x	16.4x	10.1%	77.9%	4.3%
Regal Entertainment Group	14.40	2,221	3,986	3.3x	16.4x	15.2x	8.0%	95.5%	5.8%
Average				**3.5x**	**18.9x**	**17.7x**	**7.5%**	**85.5%**	**4.6%**
Median				**3.7x**	**18.0x**	**15.7x**	**7.0%**	**83.4%**	**4.5%**

Source: Capital IQ, Marcato estimates

MARCATO
CAPITAL MANAGEMENT

< 27 >

Q1 2010 Investor Presentation Market P / E EBITDA CapEx % EBITDA EPS Payout Dividend Stock Price Cap TEV 2012E 2013E Marginof EBITDA Growth Growth Ratio Yield Altria Group Inc. $33.47 $68,145 $79,872 15.1x 14.1x 44.2% 2.2% 3.3% 7.2% 79.6% 5.3% Reynolds American Inc. 43.03 24,052 26,674 14.6x 13.8x 36.8% 4.7% 4.1% 5.8% 80.0% 5.5% Lorillard, Inc. 121.48 15,725 17,116 14.5x 13.3x 41.8% 3.0% 5.2% 8.5% 73.9% 5.1% Average 14.7x 13.8x 40.9% 3.3% 4.2% 7.2% 77.8% 5.3% Median 14.6x 13.8x 41.8% 3.0% 4.1% 7.2% 79.6% 5.3% A purely franchised DIN is similar to a tobacco company given its stable, recurring revenue, high margins, minimal capital requirements, and limited organic growth opportunities We note the tobacco companies pay out ~80% of their earnings as dividends, consistently use the rest to buy back shares, and all trade under 5.5% dividend yields DIN does not face the risk of secular decline or unknown litigation exposure that the tobacco companies do DIN is Similar to a Tobacco Company, but BETTER < 28 > Source: Capital IQ, Marcato estimates

Q1 2010 Investor Presentation Payout Ratio Must Be Based on Free Cash Flow, Not Net Income < 29 > DIN’s Free Cash Flow significantly exceeds its Net Income due to non - cash amortization charges and non - cash interest expense. As a result, we highly encourage the Company to think about its payout ratio in terms of its Free Cash Flow, not its Net Income. 2013E Net Income $85 D&A 40 CapEx (15) Non-Cash Interest 6 Free Cash Flow $116 % of Net Income 136% Source: Marcato estimates

Q1 2010 Investor Presentation We Believe A High Payout Ratio Will Create Significant Equity Value < 30 > We believe the equity would trade at a mid - single - digit dividend yield, creating significant long - term value for equity holders Source: Marcato estimates (1) Assuming the 9.5% bonds are refinanced at a cost of 7% 2013E Free Cash Flow $116 Assumed Payout Ratio 100% Implied Dividend $116 Per Share $6.08 Assumed Dividend Yield 5% Implied Stock Price $121.63 % Premium to Current 93.1% Implied Trading Multiples TEV / EBITDA 12.8x TEV / EBITDA - CapEx 13.5x % Equity FCF Yield 5.0% Price / FCF per Share 20.0x % Equity FCF Yield PF for Refi (1) 5.5% Price / FCF per Share PF for Refi (1) 18.1x

Q1 2010 Investor Presentation We Believe A High Payout Ratio Will Create Significant Equity Value (Cont’d) < 31 > We believe if the Company announces a policy of paying out 100% of its annual Free Cash Flow, a stock price over $100 is highly likely Source: Marcato estimates Stock Price at Different Dividend Payouts and Yields FCF Payout Ratio 80% 90% 100% 110% 3% $162.17 $182.44 $202.71 $222.99 Dividend 4% 121.63 136.83 152.04 167.24 Yield 5% 97.30 109.47 121.63 133.79 6% 81.09 91.22 101.36 111.49

Q1 2010 Investor Presentation 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012E Special Dividends $188 $0 $0 $0 $897 $0 $0 $0 $0 $171 Share Repurchases 201 11 75 145 55 43 0 5 165 79 FCF Generated $74 $72 $112 $113 $42 $56 $78 $103 $57 $125 Cumulative Since IPO (2004) $72 $185 $298 $340 $395 $474 $577 $634 $759 Cumulative Dividends Paid Out Since IPO $0 $0 $0 $897 $897 $897 $897 $897 $1,068 % of FCF Generated ("Cumulative Payout Ratio") 0% 0% 0% 264% 227% 189% 155% 142% 141% Including Share Repurchases 14% 46% 77% 348% 310% 259% 213% 220% 217% Over time, Domino’s, another pure - play franchisor, has continually re - levered and returned capital to shareholders Domino’s has been comfortable sustaining even higher leverage levels (7x – 8x) given its highly franchised business While Domino’s has favored special dividends and share repurchases over regular dividends, they have paid out 140% of their cumulative Free Cash Flow since IPO Capital Allocation Case Study: Domino’s Pizza < 32 > 7.8x 4.9x 4.5x 3.9x 3.1x 4.9x 3.6x 2.9x 2.9x 7.4x 6.9x 6.9x 5.4x 4.8x 5.1x 0.0x 1.0x 2.0x 3.0x 4.0x 5.0x 6.0x 7.0x 8.0x 9.0x 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012E Domino's Net Debt / LTM EBITDA Source: Public documents, Capital IQ, Marcato estimates Average: 5.0x

Q1 2010 Investor Presentation Capital Allocation Case Study: Domino’s Pizza (Cont’d) < 33 > DPZ has been richly rewarded by the market for this policy, as its stock has appreciated 495% since its 2004 IPO $0 $5 $10 $15 $20 $25 $30 $35 $40 $45 Jul-2004 Jul-2005 Jul-2006 Jul-2007 Jul-2008 Jul-2009 Jul-2010 Jul-2011 Jul-2012 Domino's - Dividend Adjusted Share Price +495% Source: Capital IQ

Q1 2010 Investor Presentation Analysts Think Domino’s Would Have Done Even Better Paying Regular Dividends < 34 > “A higher payout ratio is appropriate given Domino’s highly franchised business model that requires relatively low rates of capital investment. But we question whether a more defined annual dividend payout could have accomplished a similar total time adjusted payout without the drama and risk around a recapitalization and in a more defined, transparent way.” – Joseph Buckley, Bank of America Merrill Lynch Restaurant Analyst, 3/20/2012 Source: Bank of America Merrill Lynch

Q1 2010 Investor Presentation DIN Should Maintain a Minimum of 5x Leverage and Pay Out 100% of FCF < 35 > DIN’s current leverage ratio of 4.7x is arguably conservative given ample liquidity and coverage ratios, and lack of operating leverage DPZ’s most recent refinancing, in March 2012, was done at 5.7x net leverage and a 5.2% rate This is especially true given ability to call bonds in 2014, which should lower interest expense and take excess FCF from ~$116m to ~$129m or more (1) Given these facts, we believe that DIN should announce and pay an annual dividend of $6 / share, which would represent a ~100% payout ratio on 2013E FCF, and set an explicit leverage target of 5.0x – 5.5x Net Debt / EBITDA, paying periodic special dividends in addition to organic dividend growth Source: Marcato estimates (1) Assuming the 9.5% bonds are refinanced at a cost of 7%

Q1 2010 Investor Presentation We Believe a 75% Payout Ratio Would Be Too Low < 36 > We believe a 75% payout ratio would quickly lead to sub - optimal leverage Source: Marcato estimates Note: Analysis is illustrative and assumes 9.5% bonds are refinanced at 7% during 2014 2012 2013E 2014E 2015E 2016E Total Revenue $665 $685 $705 $727 % Growth 3% 3% 3% EBITDA $287 $297 $308 $319 % Margin 43.2% 43.4% 43.7% 43.9% Cash Interest (111) (98) (87) (86) Cash Taxes (46) (57) (65) (69) CapEx (15) (15) (15) (15) LT Receivables Run-off 13 13 13 13 Working Capital / Other (12) (10) (8) (8) Free Cash Flow $116 $131 $146 $154 % Payout 75% 75% 75% 75% Dividend Paid Out $87 $98 $109 $115 Cash Left Over $29 $33 $36 $38 12/31/2012E12/31/2013E12/31/2014E12/31/2015E12/31/2016E Net Debt $1,352 $1,323 $1,290 $1,254 $1,215 EBITDA / Interest 2.6x 3.0x 3.5x 3.7x Net Debt / Trailing EBITDA 4.6x 4.3x 4.1x 3.8x Net Debt / Forward EBITDA 4.7x 4.4x 4.2x 3.9x 3.7x

Q1 2010 Investor Presentation Why Now? Leverage Now Under 5x and Declining Coverage ratios are excellent and will improve with bond refinancing in 2014 Capital structure highly sustainable and arguably conservative Transitional Point in Company’s History With the multi - year refranchising effort finally completed, it is time to define your future priorities Yield - Starved World We believe such a large, stable, recurring annual dividend would be highly prized by investors We believe it would attract an entirely new group of income - oriented investors, leading to significant and permanent value creation < 37 >

Q1 2010 Investor Presentation < 38 > IV. Thoughts on Execution

Q1 2010 Investor Presentation Proposal is Readily Executable Under Current Credit Documents After reviewing the credit agreement governing the Company’s bank debt and the indenture governing the Company’s bonds, we believe the capital allocation proposal we’ve outlined is readily executable The most restrictive provision in the credit documents is the mandatory prepayment clause in the bank debt agreement, a provision we strongly believe is unnecessary for lenders to require given the Company’s current credit profile. As such, we highly recommend that the Company: 1) Seek an amendment to its bank debt agreement eliminating the requirement that 50% of each fiscal year’s Excess Cash Flow be used to prepay bank debt 2) Simultaneously look to other banks to refinance the bank debt on similar terms to the existing facility, without this restrictive Excess Cash Flow payment requirement, given that the current bank debt is prepayable at par at any time without penalty We believe that the Company should announce its dividend policy while pursuing the above initiatives related to its bank debt We believe that if the Company announces its dividend policy now but waits until Q3 2013 to begin paying its dividend, it will have until early 2015 to complete an amendment or refinancing of its bank debt without violating the mandatory prepayment clause in the facility’s credit agreement < 39 >

Q1 2010 Investor Presentation Company Should Amend or Refinance Its Bank Debt As Soon As Possible We believe the most restrictive term in DIN’s credit documents is the mandatory prepayments clause in its bank debt agreement - specifically, Section 2.05(b)( i ) This requires that the Company use 50% of its Excess Cash Flow in any given year to prepay its term loan We strongly believe that this provision is unnecessary for a loan of this size to a business of this quality With just over $500m outstanding, this loan is <2x levered and should no longer require such mandatory prepayment Given that the term loan is now pre - payable at par at any time without penalty, we believe that the single most important thing the Company can do at this time is simultaneously: < 40 > 1. Seek an amendment to its bank debt facility eliminating this 50% Excess Cash Flow “Sweep” 2. In parallel, look to other banks to refinance this senior credit facility on similar terms, but without this 50% Excess Cash Flow “Sweep” (1) (2) (1) This will effectively give existing lenders the option of accepting a fee to amend this term, or being refinanced out of their investment (2) Marcato would be happy to facilitate introduction to several other banks not participating in the existing credit facility who would be interested in competing to win this business

Q1 2010 Investor Presentation Company Should Announce Dividend Policy and Begin Payment in Q3 2013 According to the credit agreement, the payment of 50% of each fiscal year’s Excess Cash Flow (“ECF Payment”) is due to bank debt holders five business days after the financial statements for that year have been delivered For example, 2012’s ECF Payment will be due in early 2013, 2013’s ECF Payment will be due in early 2014, etc. The Company has confirmed that no ECF Payment will need to be made for FY 2012 in early 2013, since the Company already used nearly all of its cash flow during 2012 to pay down bank debt If the Company were to wait until Q3 2013 to begin paying its regular dividend, it could retain its Free Cash Flow during Q1 and Q2 2013 and be positioned to make its 2013 ECF Payment in early 2014 in the unlikely event it cannot refinance or amend its bank debt by then With this approach, the Company can announce its dividend policy now, begin paying its regular dividend in Q3 2013, and not have to worry about covering another ECF Payment until early 2015 This would give the Company more than two years to refinance or amend its bank debt facility, in a favorable credit market environment (1) < 41 > (1) We note that the Company has already suggested it is planning to refinance its bonds prior to that date, in fall 2014, and might want to consider a franchise securitization to replace all of its borrowings at that point in time

Q1 2010 Investor Presentation Financial Covenants Not a Problem < 42 > Source: Company documents, Marcato estimates (1) Assumes a dividend payout ratio equal to100% of Free Cash Flow annually, and a refinancing of the 9.5% bonds in 2014 at a 7% interest rate None 2013E 2014E 2015E 2016E Interest Coverage - Covenant 1.75x 1.75x 1.75x 2.00x Interest Coverage - Marcato Estimate (1) 2.59x 2.99x 3.42x 3.54x 2013E 2014E 2015E 2016E Leverage Ratio - Covenant 7.00x 6.75x 6.50x 6.00x Leverage Ratio - Marcato Estimate (1) 4.71x 4.55x 4.39x 4.24x Financial Covenants: Bank Debt Agreement Financial Covenants: Bond Indenture

Q1 2010 Investor Presentation Assuming a refinancing of the bonds and bank debt by early 2015, there should be ample room in the Restricted Payments baskets to pay out 100% of Free Cash Flow as dividends, beginning in Q3 2013 2012E 2013E 2014E Restricted Payments Basket (3) Beginning of Year $123 $126 Dividends Paid (2) (58) (130) Additional Capacity Earned (3) 60 66 End of Year $123 $126 $62 2012E 2013E 2014E Restricted Payments Basket (1) Beginning of Year $112 $112 Dividends Paid (2) (58) (130) Additional Capacity Earned (1) 58 65 End of Year $112 $112 $47 Restricted Payments Baskets Not a Problem < 43 > Source: Company documents, Marcato estimates (1) Calculated as $35m plus aggregate cumulative Excess Cash Flow not required for mandatory prepayments for all full fiscal year s a fter the Closing Date, as defined in the senior credit agreement (2) Assumes a dividend payout ratio equal to100% of Free Cash Flow annually, beginning in Q3 2013, and a refinancing of the 9.5% bon ds in 2014 at a 7% interest rate (3) Calculated as $35m plus 50% of aggregate cumulative Consolidated Net Income for all fiscal quarters beginning in the quarter in which the Issue Date occurred, as defined in the bond indenture Restricted Payments: Bank Debt Agreement Restricted Payments: Bond Indenture

Q1 2010 Investor Presentation Illustrative Timeline < 44 > Now : Company should: 1) Seek to amend its bank debt facility, removing 50% Excess Cash Flow Sweep 2) Look to other banks to refinance its bank debt facility without an Excess Cash Flow Sweep 3) Announce an annual dividend of $6 / share, to be paid quarterly beginning in Q3 2012 Q1 and Q2, 2013 : Company can hold onto its Free Cash Flow to cover its 2013 ECF Payment, to be made in early 2014, in the unlikely event it cannot amend or refinance its bank debt facility by then 1/1/2013 Early 2014 : ECF Payment due for 2013, in the unlikely event the Company has not yet amended or refinanced its bank debt facility October, 2014 : 9.5% bonds are callable; Company should refinance at a lower interest rate and consider replacing all of its borrowings with a franchise securitization Q3 2013 : Begin paying $6 / share annualized dividend Early 2013 : No ECF Payment due for 2012 due to optional prepayments made during the year 1/1/2015 1/1/2014 Early 2015 : First ECF Payment date the Company would have to worry about if it retains its Free Cash Flow for Q1 and Q2 2013. Company would have until now to amend or refinance its bank debt facility if it waits until Q3 2013 to begin paying its regular dividend.

Q1 2010 Investor Presentation < 45 > V. Summary

Q1 2010 Investor Presentation Executive Summary Attractive Business High quality franchised business model results in stable, predictable royalty stream High margins + low capital requirements = significant free cash flow generation Undervalued by the Market Equity trading at significant discount to pure - play franchised peers Conservative Capital Structure Now under 5x leverage target No near - term maturities and opportunity to refinance bonds at lower interest rate in 2014 How Can the Company Create the Maximum Value from this Opportunity? Pay out all free cash flow as dividends Stable, predictable annual dividend would attract new investors and be highly prized in persistent low interest rate environment We believe this will lead to significant long - term value creation < 46 >

Q1 2010 Investor Presentation We Believe A High Payout Ratio Will Create Significant Equity Value < 47 > We believe if the Company announces a policy of paying out 100% of its annual Free Cash Flow, a stock price over $100 is highly likely Source: Marcato estimates Stock Price at Different Dividend Payouts and Yields FCF Payout Ratio 80% 90% 100% 110% 3% $162.17 $182.44 $202.71 $222.99 Dividend 4% 121.63 136.83 152.04 167.24 Yield 5% 97.30 109.47 121.63 133.79 6% 81.09 91.22 101.36 111.49